Exhibit 99.6

 CLSQ Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would like to receive the Annual Report (including Annual Financial Statements) and accompanying Management's Discussion and Analysis by mail If you would like to receive either Interim Financial Statements and/or Annual Financial Statements, in each case together with accompanying Management's Discussion and Analysis, please make your selection above. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy. 9 N I T E Postal Code / Zip Code Name City Prov. / State Apt. Street Number Street Name 00SUMA CPUQC01.E.INT/000001/i1234

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